FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Miley, Richard L.	2. Issuer Name and Ticker or Trading Symbol State Auto Financial Corporation (STFC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) 518 E. Broad Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/08/02
(Street) Columbus, OH 43215		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares without par value	11/07/02		M		3,500	A	4.42	21,347.929(1)	D
Common Shares without par value	11/07/02		S		3,500	D	16.10	17,847.929	D
Common Shares without par value	11/07/02		M		2,600	A	4.42	18,233.125(2)	I	Spouse
Common Shares without par value	11/07/02		S		2,600	D	16.10	15,633.125	I	Spouse
Common Shares without par value								57,600.000(3)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy) NQ	4.42	11/07/02		M			3,500	03/02/94	03/01/03	Common Shares	6,000		0	D
Employee Stock Option (Right to Buy) NQ	4.42	11/07/02		M			2,600	03/02/94	03/01/03	Common Shares	5,100		0	I	Spouse

Explanation of Responses:

(1) Includes the following acquisitions: 30.919 shares acquired in September 2002 under the Dividend reinvestment feature of the State Auto Financial Corporation Employee Stock Purchase Plan; 0.621 shares acquired in Sept. 2002 under the State Auto Financial Corporation Dividend Reinvestment Plan.
(2) Includes the following acquisitions: 30.192 shares acquired in Sept. 2002 under the Dividend reinvestment feature of the State Auto Financial Corporation Employee Stock Purchase Plan; 0.621 shares acquired in Sept. 2002 under the State Auto Financial Corporation Dividend Reinvestment Plan.
(3) Jointly owned with spouse, Cathy B. Miley, who is also a reporting person.
(4) signed pursuant to Power of Attorney filed with the Commission on March 10, 1995.

By: /s/ Richard L. Miley by John R. Lowther, attorney in fact(4) **Signature of Reporting Person	11/08/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.